OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Integrated Capital, LLC (dba Global Wine Export)

7140 Rapp Lane
Talent, OR 97540

globalwineexport.com



20 units of Class A Unit

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 214* Class A Membership Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 20 Class A Membership Units ($10,000)

Company	Integrated Capital LLC dba Global Wine Export
Corporate Address	7140 Rapp Lane Talent, OR 97540
Description of Business	We work similarly to French negotiant, buying wine directly from wineries in Oregon, Washington, California, Brazil and South Africa. Although we sell overseas, we also sell to some major market chains here in the West. In addition, we sell some overstocks & distressed wines we find which are quality wines at bargain prices. As an example, we are selling 430 cases of wine to All Seasons Markets in Washington and Oregon from a winery that was sold and the new owners want to get rid of all the old labels. The wine is good but we are buying it for cheap as a liquidation and the market is getting wine at a bargain price. All the wines have been vetted by our tasting panel which consists of the former president of the Oregon Wine Board, a former retailer & several others in the trade.
Type of Security Offered	Class A Units
Purchase Price of Security Offered	$500.00
Minimum Investment Amount (per investor)	$500.00

Perks*

$2,000 + **Case of wine at 50% discount**

$5,000+ **Free case of wine**

$10,000+ **Free case of wine plus a Winfield Estate Wines golf shirt.**

$25,000+ **2 free cases of wine plus a Winfield Estate golf shirt & a Global Wine Export**

Jacket.

Must be 21 years of age.

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Integrated Capital LLC dba Global Wine Export will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class A Units at $500 / unit, you will receive 1 Class A bonus unit, meaning you'll own 11 units for $5,000.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We work similarly to French negotiant, buying wine directly from wineries in Oregon, Washington, California, Brazil and South Africa. Although we sell overseas, we also sell to some major market chains here in the West. In addition, we sell some overstocks & distressed wines we find which are quality wines at bargain prices. As an example, we are selling 430 cases of wine to All Seasons Markets in Washington and Oregon from a winery that was sold and the new owners want to get rid of all the old labels. The wine is good but we are buying it for cheap as a liquidation and the market is getting wine at a bargain price. All the wines have been vetted by our tasting panel which consists of the former president of the Oregon Wine Board, a former retailer & several others in the trade.

Sales, Supply Chain, & Customer Base

We sell directly to retail supermarkets such as Grocery Outlet (260 stores) and C&K Markets (43 stores) as well as wholesalers in New York, Texas and other states.

Competition

Our competition is mainly from large wholesalers selling traditional wines like Underwood, House Wine and Drop.

Liabilities and Litigation

We have several financial partners which we could not pay due to the fact that Leland Topham had open heart surgery and was incapacitated for a number of months. He is back 100% and will settle the accounts with a portion of the funds raised plus pending wine sales. The debts owed are:

1. AH Wines $6,600: 8% to be paid back by 6/30/2019.
2. Investor John Lawton $20,000: 6% to be paid back by 6/30/2020.
3. Cask & Cork $4,500: to be paid back by 6/30/2019.

The team

Officers and directors

Lee Topham	Managing Member & Director
Annette F. Topham	Managing Member & Treasurer

Lee Topham
Leland W. Topham has been involved in a number of successful business ventures. He graduated from the University of Southern California, earned a Chartered Life Underwriter (CLU) degree in the life insurance business, and was a member of the Million Dollar Round Table. Mr. Topham founded a successful pension consulting business which designed, installed, and implemented the original Employee Stock Ownership Plan for Charles Schwab & Co., in addition, he installed the original pension plan for Philippine Airlines, Robert Mondavi Winery and many others. He then converted the buildings into an 85,000 square foot self-storage facility and a 28,000 square foot insulated, refrigerated wine storage facility with 1,100 individual wine storage lockers of various sizes. This was the first wine storage facility in the U.S. that was not owned by a wine retailer. The facility was quite successful and was the preferred referral for most Bay Area wine retailers, as well as others such as Butterfield & Butterfield Auction House. The facility also stored wine for the U.S. wine purchases of the Mandarin Hotel in Hong Kong. The facility was sold for more than seven figures.

Currently, Mr. Topham founded Global Wine Export in order to tap the above mentioned markets. Mr. Topham is was the founder and Chairman of the Rogue Valley Country Club Wine Committee and served in this role from 2012 to 2016. He was also a member of the Rogue Valley Wine Growers Association from 2007 to 2010. Lastly, he was a Committee Member of the RVCC House Committee from 2015 to 2016. Mr. Topham has been working at Global Wine Export full-time since its inception in 2009.

Annette F. Topham
Annette Topham has been involved as a Manager with Global Wine Export full-time since the beginning in 2010 to present. She handles the bills and financial aspects of the Company.

Number of Employees: 3

Related party transactions

Long term debt of $20,000 is owed to a unit holder, John Lawton, and is paid at 8% interest until paid off, estimated within 6/30/2019.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Operating Risks** An investment in the Company involves a significant degree of risk. Investors should carefully read the following risks and other information in this Memorandum before investing. If any of the following risks actually occur, the Company's business, financial condition and results of operations could be adversely affected. In such case, Investors may lose part, or even all, of their investment in Units. Risk Factors Involving Investments in Marketing Companies The Company can provide no assurance that the investment in the Company will be successful. Problems and delays may be encountered after the purchase of the wines, including quality and labeling issues. Some of the other elements of risk (as discussed herein) may impact the Company's schedule for selling the wines.
- **Risks regarding labels, copyrights and trademarks** The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Moreover, it is possible that the holders of Trademarks for other wines that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in trademark law and the associated costs of litigation, we may

choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing Trademark issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company. The cost of enforcing our Trademarks could prevent us from enforcing them. Trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our Trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our Trademarks outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our Trademarks could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our Trademarks because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of wines in the future. Our new products could fail to achieve the sales traction we expect Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We may face technological challenges.

- **Label Infringement will be dificult because of thr Treasury regulations and archives.** The Company intends to continue to file additional Copy Right and Trademark applications and build its wine label property portfolio as we progress expanding the business. It is possible that competitors will be able to design around our wine labels, find prior art to invalidate it, or render the Trademarks unenforceable through some other mechanism. If competitors are able to bypass our trademark protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these Copy Rights and Trademarks are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sales. This would cut off a significant potential revenue stream for the Company. All Trademarks and Copy Rights are not created equal and our portfolio is likely weaker in some countries compared to others. Moreover, even though these Trademarks have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable protection in one or more of these markets.

- **Cost of Litigation is expensive and a concern if there is a conflict.** If the inequitable conduct argument proved meritorious in litigation, the Trademark would be rendered void. We disagree with these contentions and we believe that we will be able to successfully enforce these Trademarks against competitors. However, we may be incorrect in our analysis and if either or both of these contentions are valid, then some of the Trademarks could become unenforceable, which could significantly impact the value of your investment. Because our product is a wine label it can be copied or otherwise used in ways that would be detrimental to our sales. Products infringe other than the ones for which we have obtained an exclusive license, such a Trademark could exist either in the United States or abroad.

- **Credit Risk** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Debt terms are in regard to debt owed to wineries and financial intermediaries. The company owes $31,100 to two wineries for wine delivered but not yet paid for. The Terms are 8% interest until paid. Long term debt is owed to a unit holder, John Lawton, and is paid at 6% interest until paid off. List: AH Wines $6,600: 8% to be paid back by 6/30/2019 Investor John Lawton $20,000: 6% to be paid back by 6/30/2020. Cask & Cork $4,500: to be paid back by 6/30/2019.

- **Competitive Risks** There are several potential competitors who are better positioned than we are to take the majority of the market. The wine business is well-developed and highly competitive. There are several large and established wholesalers with the economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our wine labels or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

- **Product Risks** Our current or future products could have a latent error or manufacturing defect. Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

- **Foreign Business Risks** The Company will be subject to the risks of purchasing, financing, selling wine to Hong Kong, China and other foreign countries. Therefore, all products shipped overseas are paid for before leaving the US. The Company will be subject to all of the risks incident to ownership and financing of wine purchases and interests therein. These risks include, but are not limited to, changes in general or local economic conditions, changes in interest rates and the availability of financing which may render the purchase, sale or refinancing of the wines difficult or unattractive and which may make debt service burdensome, changes in import and export laws, increases in taxes and tariffs, federal or local economic controls, floods, earthquakes, hurricanes and other acts of God, acts by terrorists, and other factors beyond the control of the Manager. For these reasons, all foreign shipments are paid for before leaving the US.

- **Pricing Risks** We may discover that the optimal retail price points for our wines are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Leland Topham, 60.11% ownership, Class B Units
- Annette Topham, 32.49% ownership, Class B Units

Classes of securities

- Class A Units: 455

Voting Rights

Those holding Class A Units shall have one (1) voting Unit for each $500.00 (five hundred dollars) of Capital contributed. Those holding Class B units shall have ten (10) voting Units for each $500.00 of Capital contributed.

Allocations

The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

Distributions

The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests. The timing and amount of distributions shall be determined by the Members in accordance with Nevada law.

Limitations on Distributions

The Company shall not make any distributions if, after giving effect to the distribution either (a) the Company would not be able to pay its debts as they become due in the usual course of business or (b) the total assets of the Company would be less than the sum of its total liability.

Removal

Any Member may be removed from membership for any reason by a 60% vote of the Membership. The removed Member shall be entitled to a refund of their initial contribution plus their pro-rata share of the profits accumulated during their period of ownership.

Income Tax Returns

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Units: 570

Voting Rights

Those holding Class B Units shall have Ten (10) voting Units for each $500.00 (five hundred dollars) of Capital contributed. Each investor holding Class A Units shall have One (1) voting units for each $500 (five hundred dollars) of Capital contributed.

Allocations

The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

Distributions

The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests. The timing and amount of distributions shall be determined by the Members in accordance with Nevada law.

Limitations on Distributions

The Company shall not make any distributions if, after giving effect to the distribution either (a) the Company would not be able to pay its debts as they become due in the usual course of business or (b) the total assets of the Company would be less than the sum of its total liability.

Removal

Any Member may be removed from membership for any reason by a 60% vote of the Membership. The removed Member shall be entitled to a refund of their initial contribution plus their pro-rata share of the profits accumulated during their period of ownership.

Income Tax Returns

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Class A Units, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of Managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The LLC is managed by its two Managing Members, Leland W. Topham and Annette F. Topham.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Units. In other words, when the Company issues more Units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units.

If we decide to issue more Units, an Investor could experience value dilution, with Unit share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (although this typically occurs only if we offer distributions, and most early stage companies are unlikely to offer distributions, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more Units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it is important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The Company plans to invest in marketing for the future growth of the brands. Since as a private label negociant we can develop additional brands as necessary we have a great amount of freedom in developing branding for certain countries and for certain products. Our typical order from a large buyer such as Grocery Outlet is about 700 cases, so we can afford spending time developing those buyers. We have very little operating expense because we usually purchase the wine only after we get an order. Therefore, we are not holding a lot of inventory. Almost all of our business is developed over the phone and on the internet however, some travel will be incurred to go to trade shows and seeing major clients personally.

The company is back to generating revenues after a medical problem which severely depressed my role in the business. The company went from $300,000 of revenues during 2015 to $175,000 of revenues during my recovery. I have fully recovered and have several new marketing plans in operation. The Company, which made money even when sales were reduced is planning on increased sales to more than $400,000 this year. As sales of canned wine pick up we expect to exceed $1,000,000 next year. Our margins will increase as we increase the volume and can negotiate better volumes with participating wineries. At a $1,000,000 volume we expect the margins to increase to the 50% area. We are working with a very powerful person in Korea to establish an import program in that country which has a free trade agreement with the US. American wine is a minor player so we have lots of opportunity to work with our importer in Korea. We are preparing an order with a deposit for Vietnam. We pulled out of China several years ago when the economy went south. Presently, the business has totally changed in that most wine is sold over the internet and the middle class has discovered drinking wine at home. However, we are holding off working in China until the tariff situation clarifies. Currently, we are working with a Vietnamese group that has established a retail liquor operation in Ho Chi Minh City, we should ship the first 100 cases by the end of the month. In addition, we have several large supermarkets that are interested in acquiring our canned wines here in the US. As the US markets have become more competitive, more stores are looking at utilizing private label wines in order to maintain their margins. We have sold over 9,000 cases of wine domestically and overseas. We have commitments from several market chains to purchase the canned wines in large quantities. We are also in discussions with Costco

Texas which made an inquiry. Understand, Costco never makes inquiries, so we have a great interest from a major retailer.

Financial Milestones

The company is about to expand rapidly in a number of areas. The Company plans to invest for continued growth both overseas and domestically. Currently we have orders for more than $60,000. The primary use of the money will be to hire additional sales staff to work with distributors. These people will work on a small salary plus commission. therefore they are sales oriented. We are planning to attend the ECRM Wine & Spirits buyers meeting August 26 through 29th in which buyers from Walgreens, Binney's, Cost Plus World Market, Sam's Club, Albertsons, Whole Foods and others will attend. We have several large market wine buyers for canned wines such as Costco and Walmart which we believe will provide us with volume orders. Our South African sources are providing us with quality wines at outstanding prices. A number of these wines we can land in the US tax paid for about $36 per case. The quality gives us an opportunity to market these wines on a 50% margin. I am especially impressed with the Rose` wines which are up 56% in volume this year. A quality Rose` at a reasonable price should allow us to increase sales by more than 100% next year. We can also sell this wine in Korea, Vietnam and China on an optimal basis and we never have to touch the wine. Generally we work the "value" end of the market where price is important. China is no longer just a "show off" wine market, the middle class is looking for good wines at a reasonable price. The funds raised will help us provide a marketing presence in Asia.

Liquidity and Capital Resources

Our spending requirements are quite low. We generally do not buy product until we have an order. In most states we get paid in 30 days by state law. In Oregon all sales are COD by state law. For overseas sales we are paid before the product is shipped. Therefore debt collection is not a problem. Our sales people will work independently, therefore we are not paying for rental space. All cash raised by Start Engine is going to be used to enhance our marketing program. We have several orders which will provide additional working capital. In addition, for large orders we can negotiate terms with the wineries.

The company will continue to raise funds through the crowdfunding market in order to rapidly expand in the domestic and Asian markets. The good thing about working in the Asian markets is that all goods are paid for prior to shipping. This is standard procedure. Although the travel costs are high, the orders are pre-paid. Our trip to Korea is being paid for by an importer. Spending $50,000 to make several trips can pay off with a loyal base of wholesalers in this market. We have a person on staff who worked for the Beijing Opera for 5 years and speaks fluent Chinese, Korean, and Japanese. She understands marketing in Asia and will be a great help in that area. Chinese do not understand about samples, therefore I have a person in Hong Kong who I can ship samples to. He puts them in the trunk of his car and drives across the border to Shenzen to the Federal Express office where they are shipped to wholesalers in China. Because of our experience we are able to adapt to the cultures in Asia which generally prefer sweeter wines.

We have a sale of 420 cases of wine to New Seasons Markets in Portland, Oregon of Caprice Wines in which the winery was sold, and the new owners wanted to sell off the old label wines. Currently, we are assembling several hundred cases for a customer who opened a retail operation in Ho Chi Minh City, Vietnam. These sales will add considerable working capital to the company.

To date, we have financed our operation with investments from a Regulation D fund raising money from investors.

The company may require additional capital in the future as sales grow however, we will also be able to negotiate better terms from our suppliers as sales increase. In addition the company can negotiate term loans from lenders and wineries to cover our costs as our sales grow.

Indebtedness

Once we pay off the wineries that we owe funds to, approximately $11,000, the company does not have any outstanding indebtedness. AH Wines $6,600: 8% to be paid back in one year. Cask & Cork $4,500: to be paid back in one year.

Recent offerings of securities

- 2013-08-09, Regulation D, 455 Class A Units. Use of proceeds: Marketing and inventory

Valuation

$512,500.00

The price of the units merely reflects the opinion of the Company, current investment, and as to what would be a fair market value. The Company has begun negotiating with major retailers for the purchase of our product and the pre-money valuation is a reflection of the potential value such contracts may provide. Major retailers are Grocery Outlet, Costco, Walmart among others. The revenue estimated to be derived from these retailers are in the range of two to ten million dollars based on current discussions with the retailers.

USE OF PROCEEDS

$9,2001	Offering Amount Sold (Min)	Offering Amount Sold (Max)
Total Proceeds:	$10,000	$107,000

Less: Offering Expenses		
StartEngine Fees (8% total fee)	$800	$8,560
Net Proceeds	$9,200	$98,440
Use of Net Proceeds:		
Marketing		
Salary (20%)	$1,840	$19,688
Commissions (26%)	$2,392	$25,594.40
Travel (13%)	$1,196	$12,797.20
Trade Show (11%)	$1,012	$10,828.40
Website (3%)	$276	$2,953.20
Working Capital		
Inventory (14%)	$1,288	$13,781.60
Shipping (4%)	$368	$3,937.60
Financing (2%)	$184	$1,968.80
Reserve (7%)	$644	$6,890.80
Total Use of Net Proceeds	$9,200	$98,440

USE OF PROCEEDS

The company is seeking to raise a minimum of $10,000 (target amount) and up to $107,000 in this offering through Regulation Crowdfunding. If the company manages to raise $107,000, we believe the amount will last us approximately 24 months and plan to use the funds as shown in the table above. We intend to hire an online marketing person to work our domestic marketing program. The wholesale wine business is in the dark ages in regard to online marketing to wholesalers. We feel that we can change this by providing wholesalers with timely marketing materials for their marketing programs. The funds will also be used for deposits to wineries once we obtain firm orders via purchase orders. We intend to make several trips to Asia in order to establish quality relationships with importers in that area. This will only be utilized if we raise more than $100,000.

The proceeds will also be used to retain a compliance company in order to assure compliance with state laws for every state we are wholesaling to. Each state has different regulations for selling alcoholic beverages, they are very complicated and we need to hire a specialist.

The Company is in discussions with major retailers such as Costco, BEVMO!, Grocery Outlet and several military exchanges such as the Navy Exchange which will incur some travel expenses.

Except for initial purchases the Company only purchases wines based on Purchase Orders, therefore our inventory costs are minimal.

Irregular Use of Proceeds

The Company might incur irregular use of proceeds outside the amounts listed in the use of proceeds section. The irregular use of proceeds includes but is not limited to using a portion of the funds earned during this offering to pay off debts that were incurred during the period in which the CEO was recovering from a health issue (as described in the liabilities and litigation section of the Offering Details document).

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The annual reports will be available in a future tab in the Members Section Annual Reports of the website globalwineexport.com. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year which is December 31st.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Integrated Capital, LLC (dba Global Wine Export)

[See attached]

I, Leland W Topham, the Managing Director of Integrated Capital, LLC dba Global Wine Export, hereby certify that the financial statements of Integrated Capital, LLC and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $105,563; taxable income of $26,263 and total tax of $1,500.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the May 15, 2018.

_____ (Signature)

Managing Director

May 15, 2018

Global Wine Export

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

Global Wine Export
Index to Financial Statements
(unaudited)

Global Wine Export
BALANCE SHEETS
as of DECEMBER 31, 2017 AND 2016
(unaudited)

	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Checking	$367.57	$1,999.90
Total Bank Accounts	**$367.57**	**$1,999.90**
Other Current Assets		
Inventory	$28,380.00	$28,380.00
Note Receivable	$316,369.45	$294,533.45
Total Other Current Assets	**$344,749.45**	**$322,913.45**
Total Current Assets	**$345,117.02**	**$324,913.35**
Fixed Assets		
Office Equipment	$1,450.00	$1,450.00
Office Furniture	$6,472.00	$6,472.00
Acc Depreciation	-$7,890.07	-$7,890.07
Total Other Assets	**$31.93**	**$31.93**
TOTAL ASSETS	**$345,148.95**	**$324,945.28**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Credit Cards	$18,371.35	$23,410.03
Total Accounts Payable	**$18,371.35**	**$23,410.03**
Long-Term Liabilities		
Note Payable	$31,000.00	$12,700.00
Total Long-Term Liabilities	**$31,000.00**	**$12,700.00**
Total Liabilities	**$49,371.35**	**$36,110.03**
Equity		
Partners' Investments	$247,852.39	$267,173.32
Retained Earnings	$21,661.93	$0.00
Net Income	$26,263.28	$21,661.93
Total Equity	**$295,777.60**	**$288,835.25**
TOTAL LIABILITIES AND EQUITY	**$345,148.95**	**$324,945.28**


Global Wine Export
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)


	Jan - Dec 2017		Jan - Dec 2016
Income			
Revenue			
Sales	105,413.00		155,163.76
Other	150.00		-9,400.00
Total Income	$ 105,563.00	$	145,763.76
Cost of Goods Sold			
COGS	$ 59,432.33	$	93,613.25
Total Cost of Goods Sold	$ 59,432.33	$	93,613.25
Gross Profit	$ 46,130.67	$	52,150.51
Expenses			
Advertising	790.15		654.24
Auto Expenses	3,053.98		3,081.89
Bank Service Charges	365.00		272.00
Commissions and Fees	500.00		282.00
Depreciation	0.00		65.00
Dues & Subscriptions	892.40		859.13
Insurance	1,900.40		3,301.96
Legal & Professional Fees	3,465.00		5,016.24
Licenses and Permits	2,661.49		2,177.62
Meals & Entertainment	220.87		519.13
Office Supplies	830.06		826.68
Rent	600.00		7,000.00
Repairs & Maintenance	171.68		136.86
Travel	265.54		181.42
Utilities	2,650.82		2,509.41
Website	0.00		80.00
Total Expenses	$ 18,367.39	$	26,963.58
Net Operating Income	$ 27,763.28	$	25,186.93
Other Expenses			
Taxes	1,500.00		0.00
Interest Expense	0.00		3,525.00
Total Other Expenses	$ 1,500.00	$	3,525.00
Net Other Income	$ 1,500.00	$	3,525.00
Net Income	$ 26,263.28	$	21,661.93

Global Wine Export
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	$26,263.28	$21,661.93
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	$0.00	$65.07
Inventory	$0.00	-$2,380.00
Note Receivable	-$21,836.00	-$10,064.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$21,836.00**	**-$12,378.93**
Net cash provided by operating activities	$4,427.28	$9,283.00
FINANCING ACTIVITIES		
Credit Cards	-$5,038.68	$0.00
Notes Payable	$18,300.00	-$14,893.00
Net cash provided by Financing activities	$13,261.32	-$14,893.00
INVESTING ACTIVITIES		
Owners' Investment/Draw	-$19,320.93	$0.00
Net cash provided by investing activities	-$19,320.93	$0.00
Net cash increase for period	-$1,632.33	-$5,610.00

NOTE 1 - NATURE OF OPERATIONS
Integrated Capital, LLC was formed on April 24, 2009 in the State of Nevada. The financial statements of The Company" are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Talent, Oregon.

Integrated Capital, LLC dba Global Wine Export
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fairvalue:

Level l - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fairvalues.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from wholesale wine sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the

estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit-worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE3-DEBT
Credit card balance of $18,371 and 3 long term Note Payables totaling $31,100 at 12/31/17

NOTE 4 - COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 - MEMBERS' EQUITY

LLC Units
Currently there are two classes of units:
Class A Units which are held by investors with one vote per Unit of ownership.
Class B Units which are held by the founders which have ten votes per Unit of ownership

NOTE 6- RELATED PARTY TRANSACTIONS

Certain notes are jointly held by the Company and the Manager and will be amortized over the next several years.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 2017 through May 15, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Integrated

Capital, LLC

Amended & Restated

Operating Agreement

A. THIS OPERATING AGREEMENT of Integrated Capital, LLC (the "Company") is☐entered into as of the date set forth on the signature page hereto by each of the persons named in☐Exhibit A hereto (referred to individually as a Member and collectively as the Members).

B. The Members have formed a limited liability company under the laws of the state of☐Nevada (Chapter 86 of the Nevada Revised Statutes, hereinafter the "Nevada Limited Liability☐Company Act"). The articles of organization of the Company filed with the Nevada Secretary of☐State are hereby adopted and approved by the Members.

C. That the Purpose of the Limited Liability Company shall be to operate a wine export business under the dba of Global Wine Export. The managing member is hereby authorized to procure all appropriate licenses from the authorities in order to operate said business in a legal manner in every state in which the company does business. Further, that the company record with the Secretary of State for the State of Oregon as a foreign entity doing business in the State of Oregon and the dba The Global Wine Export.

D. The Members enter into this agreement to provide for the governance of the Company☐and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Members agree as follows:

ARTICLE 1: DEFINITIONS

Capitalized terms used in this agreement have the meanings specified in this Article or elsewhere in this agreement and when not so defined shall have the meanings set forth in the laws of the state of Nevada ("Nevada Limited Liability Company Act").

"Capital Contribution" means the amount of cash, property or services contributed to the Company, or the cash value of property contributed or services rendered, or the amount of a promissory note or other binding obligation to contribute cash or property or to perform services.

"Company" means Integrated Capital, LLC, a Nevada limited liability company.

"Member" means a Person who acquires Membership Interests, as permitted under this agreement, and who becomes or remains a Member.

"Membership Interests" means either Percentage Interest or Units, based on how ownership in the Company is expressed on Exhibit A.

"Percentage Interest" means a percent ownership in the Company entitling the holder to an economic and voting interest in the Company.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Unit" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company.

ARTICLE 2: CAPITAL AND CAPITAL CONTRIBUTIONS

Initial Capital Contributions and Membership Interests. The Capital Contributions of the initial Members, as well as the Membership Interests of each Member, are listed in Exhibit A, which is made part of this agreement. Membership Interests in the Company may be expressed either in Units or directly in Percentage Interest

2.0 Subsequent Contributions. From time to time at the discretion of the Manager, a call shall be made for subsequent capital contributions by the Members. If a majority of the Members agree to a capital call, then notice shall be made to all Members of the amount of the call and the Member's pro-rata share. The Members shall have five business days to provide their pro-rata share to the Company or their interest shall be diluted accordingly.

1. **Capital Accounts.** Individual capital accounts may be maintained for each Member consisting of that Member's Capital Contribution, (1) increased by that Member's share of profits, (2) decreased by that Member's share of losses and company expenses, (3) decreased by that Member's distributions and (4) adjusted as required in accordance with applicable tax laws.

2. **Interest.** No interest shall be paid on Capital Contributions or on the balance of a Member's capital account.

3. **Limited Liability.** A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the company except as otherwise provided in this agreement or as required by law.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

1. **Allocations.** The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

2.   **Distributions.** The Company shall have the right to make distributions of cash and☐property to the Members pro rata based on the relative Membership Interests. The timing and☐amount of distributions shall be determined by the Members in accordance with Nevada law.

3.   **Limitations on Distributions.** The Company shall not make any distributions if,☐after giving effect to the distribution either (a) the Company would not be able to pay its debts as☐they become due in the usual course of business or (b) the total assets of the Company would be☐less than the sum of its total liability.

ARTICLE 4: MANAGEMENT

1.   **Management.** The business of the Company shall be managed by the Managing Members Leland W. Topham and Annette F Topham.

 No Member may bind the Company in any matter unless they receive written approval of the Manager beforehand

1.   In the event of a dispute between Members, final determination shall be made by a vote of the majority of the Members (unless a greater percentage is required in this Agreement or under Nevada law). Any Member may bind the Company in all matters in the ordinary course of business with the agreement of the Managing Member. The managing members are Leland W Topham and Annette F Topham.

2.   **Banking.** The Managing Member is authorized to set up one or more bank accounts and is authorized to execute any banking resolutions provided by the institution where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company.

3.   **Officers.** The Members are authorized to appoint one or more officers from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Members. The current officers of the Company are listed on Exhibit B.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1Accounts. Complete books of account of the Company's business, in which each☐Company transaction shall be fully and accurately entered, shall be kept at the Company's☐principal executive office and shall be open to inspection and copying on reasonable notice by any Member or their authorized representatives during normal business hours for purposes reasonably related to the interest of such person as a Member. The costs of such inspection and copying shall be borne by the Member.

5.2Records. At all times during the term of existence of the Company, and beyond that☐term if the Members deems it necessary, the Members shall keep or cause to be kept the☐following:

a.   A current list of the full name and last known business or residence address of□each Member, together with the Capital Contribution, the amount and terms of any agreed upon future Capital Contribution, and Membership Interest of each Member;

b.   A copy of the articles of organization and any amendments;

c.   Copies of the Company's federal, state, and local income tax or information□returns and reports, if any, for the three most recent taxable years; and

d.   An original executed copy or counterparts of this agreement and any amendments.

3.   **Income Tax Returns.** Within 45 days after the end of each taxable year, the□Company shall use its best efforts to send to each of the Members all information necessary for□the Members to complete their federal and state income tax or information returns and a copy of□the Company's federal, state, and local income tax or information returns for such year.

4.   **Tax Matters Member.** Leland W. Topham shall act as tax matters member of the□Company to represent the Company (at the Company's expense) in connection with all□examinations of the Company's affairs by tax authorities and to expend Company funds for□professional services and costs associated therewith.

ARTICLE 6: MEMBERSHIP-MEETINGS, VOTING

1.   **Members and Voting Rights.** Members shall have the right and power to vote on□all matters with respect to which this agreement or Nevada law requires or permits such Member□action. Voting shall be based on Membership Interests on Two (2) classes - Those holding Class B Units shall have Ten (10) voting Units for each $500 (five hundred dollars) of Capital contributed. Those holding Class A Units shall have One (1) voting Unit for each $500 of Capital contributed. Unless otherwise stated in this Agreement or under Nevada law, the vote of the Members holding a majority of the Membership Interests shall be required to approve or carry an action.

2.   **Meetings.** Regular or annual meetings of the Members are not required but may be□held at such time and place as the Managing Member deems necessary or desirable for the reasonable management of the Company.

In any instance in which the approval of the Members is required under this agreement, such approval may be obtained in any manner permitted by Nevada law, including by conference telephone or similar communications equipment. In addition, any action which could be taken at a meeting can be approved without a meeting and without notice if a consent in writing, stating the action to be taken, is signed by the holders of the minimum Membership Interest needed to approve the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

1. **Withdrawal.** A Member may withdraw from the Company prior to the dissolution and winding up of the Company with the unanimous consent of the other Members, or if such Member transfers or assigns all of his or her Membership Interests pursuant to Section 7.2 below. A Member which withdraws pursuant to this Section 7.1 shall be entitled to a distribution in an amount equal to such Member's Capital Account.

2. **Removal.** Any Member may be removed from membership for any reason by a 60% vote of the Membership. The removed Member shall be entitled to a refund of their initial contribution plus their pro-rata share of the profits accumulated during their period of ownership.

 Restrictions on Transfer. Members may transfer Membership Interests to any other Person upon the Approval of the Managing Member or unanimous approval of all Members. This Approval shall not be unreasonably withheld. A Person who acquires Membership Interests in accordance with this Section shall be admitted as a Member after that Person signs an Agreement to be bound by the terms of the Operating Agreement by executing a consent in the form of Exhibit C.

ARTICLE 8: DISSOLUTION AND WINDING UP

8.1   **Dissolution.** The Company shall be dissolved upon the first to occur of the following events:

a.   The unanimous written agreement of the Members to dissolve the Company.

a.   Upon entry of a decree of judicial dissolution pursuant to Section 86.495 of the Nevada Limited Liability Act.

 8.2 **No automatic dissolution upon certain events.**   Neither the death, incapacity, disassociation, bankruptcy or withdrawal of a Member shall automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification.** The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, manager, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any proceeding, or in defense of any claim, issue, or matter in any such proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case unanimously by all of the Members.

"Proceeding," as used in this section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

9.2 **Expenses.** Expenses of each Person indemnified under this agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members who are not seeking indemnification upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

"Expenses," as used in this section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this section.

ARTICLE 10: GENERAL PROVISIONS

1. **Entire Agreement; Amendment.** This agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all of the Members. This agreement replaces and supersedes all prior written and oral agreements by and among the Members.

2. **Governing Law; Severability.** This agreement shall be construed and enforced in accordance with the internal laws of the State of Nevada. If any provision of this agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this agreement shall remain in effect.

3. **Benefit.** This agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

4. **Number and Gender.** Whenever used in this agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male

and female as well as a trust, firm, company, or corporation, all as the context and meaning of this agreement may require.

     5.   **No Third Party Beneficiary.** This agreement is made solely for the benefit of the parties to this agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this agreement.

     IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement as of the date below.

Dated: 5-31-18



Leland W. Topham

Dated: 5-31-18

Annette F. Topham

Exhibit A

Member Name	Units	Class of Membership Units	Capital Contribution
Leland W. Topham	370	Class B	$184,905
Annette F. Topham	200	Class B	$100,000
Alex Hehmeyer	70	Class A	$35,000
Steven Lovich	35	Class A	$17,500
George Ann Victor Trust	35	Class A	$17,500
Deborah Conners	35	Class A	$17,500
Clyde Smith	120	Class A	$60,000
John Lawton	40	Class A	$20,000
Ron & Donna Dixon	40	Class A	$20,000
Richard & Catherine Shorkey	80	Class A	$40,000

TOTAL	1,025		$512,405

Exhibit B

The following person(s) are elected as officers of the Company:

Name of Officer	Title
Leland W. Topham	Managing Member, CEO, Director
Annette F. Topham	Managing Member, Treasurer, Director

Exhibit C

New Member's Consent

The undersigned agrees to be bound as a Member by the terms of the Operating Agreement of Integrated Capital, LLC, as if the undersigned was a signatory thereof.

(Signature)

Name: _____

Date: _____